767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

May 16, 2022

VIA EDGAR TRANSMISSION

Joshua Shainess

Austin Pattan

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street NE

Washington, D.C. 20549

Re:	Leafly Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 5, 2022
File No. 333-264232

Dear Mr. Shainess and Mr. Pattan:

On behalf of our client, Leafly Holdings, Inc., (the “Company”), we are responding to the comment letter (“Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 13, 2022, relating to the Amendment No. 1 to Registration Statement on Form S-1 (the “Amended Registration Statement”) filed with the Commission on May 5, 2022. In connection with these responses, the Company is filing, electronically via EDGAR to the Commission, a second amendment to the Registration Statement (the “Second Amended Registration Statement”) on the date of this response letter. In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has revised the Amended Registration Statement to update certain other disclosures.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the response to such comment. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Second Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Second Amended Registration Statement.

Securities and Exchange Commission May 16, 2022 Page 2

Prospectus Summary

Forward Share Purchase Agreements, page 1

1.    Comment: We note your response to prior comment 4. Provide the basis for your assertion that the rationale for entering into the FPAs “was to maximize Leafly’s future liquidity in the event that the market price of Leafly’s common stock exceeds the Put Price on the Redemption Date.” Please explain that the agreements will significantly decrease Leafly’s liquidity in the event the market price is lower than the Put Price, since Leafly would be required to buy back the shares from the investors and the FPA funds held in escrow will be forfeited. Disclose, if true, that the agreements were used as a means to satisfy the conditions to consummate the SPAC business combination and explain how the sponsor and the FPA investors were incentivized to enter into the agreements. Explain how these arrangements benefit the FPA investors to the potential detriment of the public investors.

Response: In response to the Staff’s comments, the Company has revised its disclosure in the Prospectus Summary on page 1 and MD&A on pages 73 and 74 of the Second Amended Registration Statement.

2.    Comment: State the reason for the parties’ decision to extend the Redemption Date and increase the Put Price.

Response: In response to the Staff’s comments, the Company has revised its disclosure in the Prospectus Summary on page 1 and MD&A on page 74 of the Second Amended Registration Statement.

3.    Comment: Given that Leafly may not receive any further proceeds from the escrow account to the extent the FPA investors elect to have their shares redeemed by Leafly, include risk factor disclosure highlighting the potential depletion of cash held in escrow.

Response: In response to the Staff’s comments, the Company has revised its disclosure in the Risk Factors on page 41 of the Second Amended Registration Statement.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8961 or by e-mail at heather.emmel@weil.com.

Sincerely yours,

/s/ Heather Emmel
Heather Emmel, Esq.

cc:	Yoko Miyashita, Chief Executive Officer

Kimberly Boler, General Counsel and Secretary